 SEC Form 4
FORM 4 [ ] Check this box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b).	UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section 17(a) of the Public Utility
Holding Company Act of 1935 or Section 30(h) of the Investment Company Act of 1940
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1. Name and Address of Reporting Person* Abbott, Robert B. (Last) (First) (Middle) c/o Norwest Venture Partners 525 University Avenue, Suite 800 (Street) Palo Alto, CA 94301 (City) (State) (Zip)	2. Issuer Name and Ticker or Trading Symbol Occam Networks, Inc. OCCM 3. I.R.S. Identification Number of Reporting Person, if an entity (voluntary)	4. Statement for Month/Day/Year 12/12/2002 5. If Amendment, Date of Original (Month/Day/Year)
6. Relationship of Reporting Person(s) to Issuer
(Check all applicable)

X Director      10% Owner
   Officer (give title below)        Other (specify below)

Description
7. Individual or Joint/Group
    Filing (Check Applicable Line)

X   Form filed by One Reporting Person
     Form filed by More than One Reporting Person

Table I - Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned
1. Title of Security (Instr. 3)	2.Transaction Date (Month/Day/Year)	2A. Deemed Execution Date, if any (Month/Day/Year)	3. Transaction Code (Instr. 8)		4. Securities Acquired (A) or Disposed Of (D) (Instr. 3, 4, and 5)			5. Amount of Securities Beneficially Owned Following Reported Transaction(s) (Instr. 3 and 4)	6. Owner- ship Form: Direct (D) or Indirect (I) (Instr. 4)	7. Nature of Indirect Beneficial Ownership (Instr. 4)
			Code	V	Amount	A/D	Price
Common Stock								$15,231,614(1)	I	By limited partnership(1)
Common Stock								$756,054(1)	I	By limited partnership(1)

Table II - Derivative Securities Acquired, Disposed of, or Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)
1. Title of Derivative Security (Instr. 3)	2. Conver- sion or Exercise Price of Deri- vative Security	3. Transaction Date (Month/ Day/ Year)	3A. Deemed Execution Date, if any (Month/ Day/ Year)	4. Transaction Code (Instr.8)		5. Number of Derivative Securities Acquired (A) or Disposed Of (D) (Instr. 3, 4 and 5)		6. Date Exercisable(DE) and Expiration Date(ED) (Month/Day/Year)		7. Title and Amount of Underlying Securities (Instr. 3 and 4)		8. Price of Derivative Security (Instr.5)	9. Number of Derivative Securities Beneficially Owned Following Reported Transaction(s) (Instr.4)	10. Owner- ship Form of Deriv- ative Securities: Direct (D) or Indirect (I) (Instr.4)	11. Nature of Indirect Beneficial Ownership (Instr.4)
				Code	V	A	D	DE	ED	Title	Amount or Number of Shares
Warrant (right to buy)													$546,099	I	By limited partnership(1)
Warrant (right to buy)	$												$27,106	I	By limited partnership(1)
Stock option (right to buy)	$.07/sh	12/12/2002		A		10,000		(1)	12/12/2012	Common	10,000		10,000	D
Explanation of Responses:

(1)        Robert B. Abbott is a director of Occam Networks, Inc. and the record holder of the option shares reported on Line 3 of Table II. 5,000 of the option shares will vest on June 12, 2003; the remaining option shares will vest on December 12, 2003. Mr. Abbott is also a non-managing partner of Itasca VC Partners VIII, LLP ("Itasca VC VIII"), the general partner of Norwest Venture Partners VIII ("NVP VIII"), the record holder of the securities reported on Line 1 on each of Tables I and II, and the general partner of Norwest Venture Partners Entrepreneurs Fund, VIII, LP ("NVP-E VIII"), the record holder of the securities listed on Line 2 of each of Tables I and II. As a non-managing partner of Itasca VC VIII, Mr. Abbott has no voting or investment authority with respect to any securities held of record by NVP VIII and NVP-E VIII and thus is not deemed to beneficially own such securities, except to the extent of his indirect pecuniary interest therein.

By: /s/ Mary E. Schaffner, Attorney-in-Fact for Robert B. Abbott 12/16/2002 ** Signature of Reporting Person Date SEC 1474 (9-02)
Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.

* If the form is filed by more than one reporting person, see Instruction 4(b)(v).
** Intentional misstatements or omissions of facts constitute Federal Criminal Violations See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).
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